UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

information to be included in statements filed pursuant

to § 240.13d-1(b), (c) and (d) and amendments thereto filed

pursuant to § 240.13d-2

(Amendment No. 1)*

Mobileye N.V.
(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share
(Title of Class of Securities)

N51488117
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N51488117	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS
Amnon Shashua
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,896,595[1]

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 17,896,595[1]

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,896,595[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.18%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]	Includes 8,125,000 ordinary shares subject to options exercisable within 60 days of December 31, 2015. Excludes 2,200,000 ordinary shares subject to unvested options.
[2]	Based on 218,847,430 ordinary shares outstanding as of December 31, 2015.

CUSIP No. N51488117	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: Mobileye N.V.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel

Item 2(a)	Name of Person Filing: Amnon Shashua

Item 2(b)	Address of Principal Business Office or, if none, Residence: Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel

Item 2(c)	Citizenship: Israel

Item 2(d)	Title of Class of Securities: Ordinary Shares

Item 2(e)	CUSIP No.: N51488117

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

CUSIP No. N51488117	13G	Page 4 of 6 Pages

Item 4	Ownership:

(a)	Amount beneficially owned: 17,896,595[1]

(b)	Percent of class: 8.18%[2]

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 17,896,5951

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 17,896,5951

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. N51488117	13G	Page 5 of 6 Pages

1	Includes 8,125,000 ordinary shares subject to options exercisable within 60 days of December 31, 2015. Excludes 2,200,000 ordinary shares subject to unvested options.
2	Based on 218,847,430 ordinary shares outstanding as of December 31, 2015.

CUSIP No. N51488117	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2016

	By:	/s/ Amnon Shashua
Amnon Shashua